Exhibit 99.1

ZTO Announces Certain Preliminary Estimated Full Year 2025 Financial Results

SHANGHAI, February 4, 2026 /PRNewswire/ -- ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China ("ZTO" or the "Company"), today announced certain preliminary estimated financial results for the full year of 2025. Based on currently available information, the Company estimates that:

•	its total revenues to range from RMB48,500.0 million to RMB50,000.0 million in 2025, an increase of approximately 9.5% to 12.9% from RMB44,280.7 million in 2024; and
•	its gross profit to range from RMB12,150.0 million to RMB12,550.0 million in 2025, a decrease of approximately 8.5% to 11.4% from RMB13,717.1 million in 2024.

The estimated growth in total revenues is primarily driven by the increase in parcel volumes from 34.01 billion in 2024 to 38.52 billion in 2025, representing a year-over-year increase of 13.3%.

The estimates presented above are preliminary and subject to revision based upon the completion of the Company’s year-end financial closing process and its consolidated financial statements and are not meant to be comprehensive for the relevant periods. These preliminary estimates have been prepared by the Company’s management based upon the most current information available to them. Such preliminary estimates have not been subject to any audit procedures, review procedures, or any procedures by the Company’s independent registered public accounting firm, who has not expressed any opinion or any other form of assurance on such information and assumes no responsibility for, and disclaims any association with, the preliminary estimates. The actual results for the fourth quarter and full year ended December 31, 2025 will not be available until a later time. These estimates involve risks and uncertainties and are subject to change based on the Company’s ongoing review.

The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in the Company’s earnings release for the fourth quarter and full year 2025 financial results (the “Q4 and Full Year 2025 Earnings Release”) once it becomes available. The Company has no intention or obligation to update the preliminary estimated financial results in this press release prior to issuing the Q4 and Full Year 2025 Earnings Release.

About ZTO

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. ZTO may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates," "likely to" and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, the terms of the Notes, and whether the Company will complete the Notes Offering, are forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company's results of operations and market share, any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system. Further information regarding these and other risks is included in ZTO's annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and ZTO assumes no obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.
Investor Relations
E-mail: ir@zto.com
Phone: +86 21 5980 4508

SOURCE ZTO Express (Cayman) Inc.